LATHAM & WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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04035214

June 22, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

SUPPL

JUN 28 2004

File No. 082-34770

Ladies and Gentlemen,

Yara International ASA (File No. 082-34770) — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Yara Press Release (Incentive-based compensation program for Yara employees)

Please feel free to call me if you have any questions at +44 207 710 1146. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Ulrik Damborg Pedersen
of LATHAM & WATKINS

dlo 7/6

Enclosure

cc: Alexander F. Cohen

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Incentive-based compensation program for Yara employees

Oslo (2004-06-18): The Board of Directors of Yara International ASA has approved a compensation program supporting Yara's further development of a strong performance oriented culture.

"For the board it is important that there is a strong link between the value created, both for customers and investors, and the compensation of Yara's managers and employees," says the chairman of the board, Øivind Lund. The compensation program has been designed to secure the creation of long-term value and place high-level management in the same situation as shareholders by enforcing high-level management's investment in shares with specified lock-up periods.

The compensation program of Yara will be based on three incentive concepts:

- The basic bonus scheme is triggered by the achievements of organizational units and teams. It will be implemented and adapted with consideration of differing national practices and developed in close cooperation with local employee representatives.
- Performance-related pay for senior managers. Awards for this level can be from one to six months salary depending on management position and national practices. The bonus will be based on criteria similar to the basic bonus scheme, but with stronger emphasis on individual performance. Twenty percent of any gross bonus payment for senior managers must be used to buy Yara shares in the market with a one-year lock-up period.

  The first two schemes basically follow the general incentive principles practiced for former Hydro Agri employees.

- High-level managers will, in addition, be eligible for participation in a one time incentive program based on Yara shares' market performance, in relation to an initial share price of NOK 46 per share (average closing price during the first week after the publication of this year's first quarter results for Yara). This initial price will be escalated over time in order to create a minimum hurdle that needs to be exceeded for the program to vest and eventually result in payments. The program is capped and will run for a period of six years, while the program will vest over the initial three years. During the consecutive three years, possible variable pay will be the difference between the actual share price and the initial price multiplied by the number of parts in the program. Some 30 managers will participate in the program, which comprises a total of 3,500,000 parts. 50% of the net after-tax gain obtained under the program must be used for buying shares in the market with a one-year lock-up period.